EXHIBIT 99.1
28 January 2021

National Grid plc ('National Grid' or 'the Company')
Board Committee Changes

In accordance with Listing Rule 9.6.11R, the Company announces that Paul Golby will step down as Chair of the Safety, Environment and Health Committee with effect from 1 April 2021. Earl Shipp, Non-executive Director and member of the Safety, Environment and Health Committee, Remuneration Committee and Nominations Committee, will succeed Paul Golby as Chair of the Safety, Environment and Health Committee with effect from 1 April 2021.

Paul Golby will continue as a Non-executive Director and as a member of the Safety, Environment and Health Committee, Audit Committee and Nominations Committee.

Megan Barnes
Head of Company Secretariat